Filed by KT Corporation

Pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended

Subject Company: KT Corporation

Commission File No. 001-14926

Date: January 20, 2009

Resolution of Merger with KT Freetel Co., Ltd.

On January 20, 2009, the board of directors of KT Corporation passed a resolution to approve the merger agreement between KT Corp. (“KT”) and KT Freetel Co., Ltd. (“KTF”) as follows:

1. Description of merger	KT Freetel (“target”) will be merging with and into KT Corporation (“acquirer”)

2. Purpose of Merger

The merger will :

- actively address the fixed-mobile convergence environment

- enable KT to grow as a global competitive company by increasing management efficiency and maximizing merger synergy effects

3. Merger ratio	Merger ratio: KT: KTF = 1:0.7192335 (common shares)

4. Basis for calculation	a. In connection with the merger of KT with KTF, as both companies are listed in the securities market, the merger ratio was calculated pursuant to Korea Securities and Exchange Act Article 84-7.1.1 of Enforcement Decree of the Korean Securities and Exchange Act and Article 36-12.1 of Enforcement Regulation of the Korean Securities.

b. KTF common stockholders that are registered in the transfer books as of the merger date (May 18, 2009) will receive 0.7192335 shares of KT (face value KRW5,000) for every one share of KTF (face value KRW5,000).

c. Cash will be given instead of fractional shares resulting from the allocation of shares, to the entitled shareholders, which amount is calculated based on the closing price of the first trading date in the securities market of Korea of the merged company (“KT”).

5. Class and number of shares to be distributed at the time of merger (share)		7,584,793 common shares

6. Details of Target Company	Name of Company	KT Freetel Co., Ltd.

	Main business	Telecommunication

	Relationship with Acquirer	Affiliated company

	Recent financial status (million won)	Total Assets	7,892,620	Total Capital Stock	1,044,181
		Total Liabilities	3,614,862	Revenue	6,395,979
		Total Equity	4,277,759	Net Income	62,672

7. Details of new company	Name of Company	-
	Total Capital Stock	-
	Main business	-
	Relisting	-

8. Merger schedule	Tentative date for EGM	March 27, 2009

	Period of old stock submission	-

	Period of creditors’ formal objection	March 30, 2009 through April 30, 2009

	Date of merger	May 18, 2009

Merger registration date	May 19, 2009

9. Appraisal rights

a. Pursuant to Article 522-3 of the Korean Commercial Code, Article 191 and Article 84-9.2 of the Korean Securities and Exchange Act

b. Appraisal rights can be exercised by shareholders who provide a written objection to the merger prior to the extraordinary general meeting, the appraisal price is KRW38,535 per share

c. Appraisal rights exercise period :

March 27, 2009 through April 16, 2009

10. Date of resolution by Board of Directors	January 20, 2009 - attendance of outside directors : 5 of 5 - attendance of audit committee members : present

11. Other matters to be considered in investment decisions

a. The above “5. Class and number of shares to be distributed at the time of merger (share)” is subject to change during the merger process.

b. The merger agreement may be terminated if either the aggregate purchase price to be paid by KT to its shareholders who exercise appraisal rights exceeds 1 trillion Won, or the aggregate purchase price to be paid by KTF to its shareholders who exercise appraisal rights exceeds 700 billion Won

c. As of the date of the merger agreement “6. Details of Target Company – Key financial information” is as of September 30, 2008

d. The record date to object to the merger is February 5, 2009

e. Period of closing of books of transfer: February 6, 2009 through February 17, 2009

f. Date for listing of new shares: June 9, 2009

g. The above “8. Merger schedule” is subject to change during the merger process

Issuing Exchangeable Bonds

On January 20, 2009, the board of directors of KT Corporation resolved to issue exchangeable bonds to NTT Docomo, INC. as a result of the merger agreement between KT Corporation and KT Freetel Co., Ltd.

1. Type of exchangeable bonds		Series no.	Type	registered foreign private exchangeable bond

2. Total face value issuing amount (KRW)				344,409,633,900

2-1 (foreign issuance)	Total amount (currency)			253,261,000 USD

	Exchange rate			1359.90

	Place of issue			Japan

	Name of foreign market			-

3. Purpose of fund raising	Investments in property, plant and equipment (KRW)			-

	Operating funds (KRW)			-

	Share purchase of other companies (KRW)			-

	Others (KRW)			344,409,633,900

4. Interest rate	Coupon rate			-

	Yield to maturity			2.024%

5. Maturity date		May 13, 2014

6. Interest payment method		Payable twice a year in arrear (every six months)

7. Method of principal payment		Lump-sum payment on maturity date

8. Method of issuance		Private

9. Conditions of exchange	Exchange rate (%)	100

	Exchange price per share (KRW/Share)	40,743

	Shares to be exchanged	KT common stocks or KT ADRs

	Period of exercise	May 19, 2009 through May 13, 2014

	10. Subscription application date	January 20, 2009

	11. Payment date	May 14, 2009

	12. Underwriter	JP Morgan

13. Guarantor

	14. Resolution date of board of directors	January 20, 2009 - attendance of directors : 5 of 5 - attendance of audit committee members : present

	15. Filing of registration statement	exempt (private)

	16. Details of relation to overseas issued stock lending	None

	17. Applicability of Fair Trade Act	None

18. Other matters to be considered in investment decisions:

a. The coupon rate of the above mentioned bond (“4. Interest rate”) is as follows: - 1st and 2nd year : 3%, 3rd year : 2%, 4th and 5th year : 1%

b. Matters related to adjustment of exchange price

1) Dividend, share split, share merge - adjusted price = exchange price x (original number of shares/new number of shares)

2) Issuance of shares or equity-linked financial instruments to the original shareholders through a method other than the above mentioned below 90% of the arithmetic average(A) of the closing prices of the common stock during a ten business day period

- adjusted price = exchange price x (original no. of shares + presumed additional shares or equity-linked financial instruments issued at price (A))/(original no. of shares + additional shares to be issued through issuance of new shares or equity-linked stocks)

3) i)Issuance of shares to original shareholders through a method other than 1) and 2) not mentioned above at a price lower than 90% of the market price, ii)offering of assets or rights to claim stocks of equivalent value or assets

- adjusted price = exchange price x ((A)-(value per share of offered shares or assets – cash amount received))/(A)

4) Issuance of shares or equity-linked financial instruments to non-shareholders at lower than 90% of (A)

- adjusted price = exchange price x (original no. of shares + presumed additional shares or equity-linked financial instruments issued at price (A))/((original no. of shares + additional shares issued in accordance with (A))

c. The approval at the respective extraordinary general meeting and governmental approvals are a prerequisite for the above bonds to be issued which are a result of the merger between KT and KTF; the bond is expected to be issued two business days prior to the end of the period for old stock submission.

d. “5. Maturity date”, “9. Conditions of exchange”, “10. Subscription application date” and “11. Payment date” of the above mentioned is subject to change during the merger process.

e. Part of the KTF shares owned by NTT Docomo, Inc will be offered to KT in exchange for the issued bond amount, thus there will be no cash transaction.

f. The contract of the issued bond prohibits residents under the Korean Foreign Exchange Act from purchasing the mentioned bond for a year after the issuing date of the bond.

g. After three years from the issuing date, as soon as the i) share price exceeds 130% of the exchange price at that moment for more than thirty days and ii) the difference between the foreign shareholdings limit and the foreign shareholding percentage is greater than 0.5%, the issuer can make early payments of the exchangeable bonds up to the foreign shareholdings limit provided that it makes a thirty day advanced notice.

h. If the local laws are amended resulting in additional tax burden, the issuer can make early payment on the exchangeable bonds provided that it makes a prior notice of thirty to sixty days.

i. After three years from the issuing date the possessor of the bond can request for early payment on the exchangeable bonds provided that he/she provides 75 day advanced notice.

[Details of bond issuance]

Recipient	Relation to company (“KT”) or largest shareholder	Total face value issuing amount (KRW)
NTT DOCOMO, INC	Shareholder of KTF	344,409,633,900

Closing of Transfer Books (Record Date for Voting Rights)

We hereby announce the closing of transfer books with the purpose of holding an Extraordinary General Shareholders’ Meeting for the approval of the merger between KT and KTF.

- Closing Period : February 6, 2009 ~ February 17, 2009

- Reason : Determine shareholders entitled to exercise voting rights at the EGM

- Record Date : February 5, 2009

Important Information

In connection with its proposed merger with KT Freetel Co., Ltd., KT Corporation will file important documents with the United States Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-4 and related documents. Investors are urged to carefully read all such documents when they become available because they will contain important information. Investors may obtain copies of the documents, when available, free of charge on the SEC’s website at www.sec.gov, as well as from KT Corporation on the Investor Relations section of its website at www.kt.com.

Forward-Looking Statements

This communication contains forward-looking information and statements about KT Corporation and its merger with KT Freetel Co., Ltd. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although KT Corporation’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of KT Corporation, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by KT Corporation, including on Form 20-F and on the Form F-4 that KT Corporation will file with the SEC. KT Corporation undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.